                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------

                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                              ------------------

                      CENTURY PROPERTIES GROWTH FUND XXII
                           (Name of Subject Company)

                      CENTURY PROPERTIES GROWTH FUND XXII
                       (Name of Person Filing Statement)

                           LIMITED PARTNERSHIP UNITS
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)
                           -------------------------

                            WILLIAM H. JARRARD, JR.
                                   President
                      Fox Capital Management Corporation
                         One Insignia Financial Plaza
                       Greenville, South Carolina 29602
                                (864) 239-2854

                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) filing Statement)

                                   Copy to:

                            ARNOLD S. JACOBS, ESQ.
                              Proskauer Rose LLP
                                 1585 Broadway
                           New York, New York 10036
                                (212) 969-3210

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  The name of the subject partnership is Century Properties Growth Fund XXII, a California limited partnership (the "Partnership"), and the address of its principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the Partnership's Limited Partnership Units ("Units").

ITEM 2.           TENDER OFFER OF THE BIDDER.

                  This statement relates to an offer by IPLP Acquisition I LLC, a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP") , Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia," and together with IPLP, IPT and the Purchaser, the "Bidders"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 28 , 1997 (the "Schedule 14D-1"), to purchase up to 25,000 outstanding Units at a purchase price of $275 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997, (the "Offer to Purchase") and the related Assignment of Partnership Interest (which collectively constitute the "Offer" and are contained within the Schedule 14D-1).

                  The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.           IDENTITY AND BACKGROUND.

                  (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

                  (b)(i) The Partnership's sole general partner is Fox Partners IV, a California general partnership (the "General Partner") and an affiliate of the Bidders.

                  Fox Partners IV has three partners: Fox Capital Management Corporation, a California corporation ("FCMC"), which is the managing general partner of the General Partner; Fox Realty Investors, a California general partnership ("FRI"), which is an affiliated general partner of the General Partner; and Fox Partners 84, a California general partnership, which is an unaffiliated general partner of the General Partner.

                  In January 1996, IFGP Corporation, a wholly-owned subsidiary of Insignia, acquired all of the outstanding stock of National Property Investors, Inc. ("NPI") which (prior to December 1996) was the parent corporation of NPI Equity Investments II, Inc. ("NPI Equity"), the managing general partner of FRI (and thus acquired all of the outstanding stock of NPI Equity and the managing general partner interest in FRI). In June 1996, Insignia Properties Corporation ("IPC"), which at that time was a wholly-owned subsidiary of Insignia, acquired all of the outstanding stock of FCMC. In December 1996, in connection with the formation of IPT, NPI contributed all of the outstanding stock of NPI Equity to IPT and Insignia merged IPC with and into IPT. As a result, FCMC and NPI Equity each is a wholly-owned subsidiary of IPT, and IPT controls the General Partner.

                  The Purchaser is a newly-formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 68% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 32% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 70% of the outstanding common shares of beneficial interest of IPT. NPI-AP Management, L.P. ("NPI-AP"), which since its acquisition by Insignia in mid-January 1996 has been an indirect wholly-owned subsidiary of Insignia and is an affiliate of IPT and the Purchaser, has provided property management services to the Partnership, and since mid-January 1996 Insignia (directly or through its affiliates) has performed asset management and partnership administration services for the Partnership. By reason of these relationships, the General Partner has conflicts of interest in considering the Offer.

                  In a series of transactions between October 1994 and June 1995, DeForest Ventures I, L.P. ("DeForest "), which at the time was an affiliate of the General Partner but not an affiliate of any of the Bidders, acquired 17,022.5 Units (or approximately 20.5% of the total Units) at a purchase price of $87.80 per Unit pursuant to a series of tender offers.

                  As a result of litigation instituted in connection with the tender offers conducted by DeForest, in March 1995 the General Partner (and certain of its affiliates at the time) entered into an Amended Stipulation of Settlement (the "Stipulation") which, among other things, (i) requires the General Partner to prohibit the Partnership from entering into a "roll-up" transaction involving the General Partner or any of its affiliates prior to January 1, 2000 unless such "roll-up" transaction is approved by Limited Partners holding at least a majority of the outstanding Units owned by persons who are unaffiliated with the General Partner and (ii) prohibits DeForest and its affiliates from initiating or participating in any tender offer for Units for a period of 24 months following the completion of the tender offers conducted by DeForest (which period has now expired).

                  In January 1996, Insignia NPI, L.L.C. ("Insignia NPI"), which at that time was a wholly-owned subsidiary of Insignia, purchased from DeForest all of the Units held by DeForest I. In December 1996, Insignia NPI merged with and into IPLP and IPLP acquired ownership of all of the foregoing Units.

                  The Partnership, the General Partner and NPI-AP (which is the property manager for the Partnership) were not affiliates of Insignia prior to mid-January 1996. Accordingly, this section only discusses transactions between the Partnership, on the one hand, and Insignia and its affiliates (including the General Partner and NPI-AP), on the other hand, which have occurred since mid-January 1996.

                  Under the Limited Partnership Agreement, the General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. The General Partner received from the Partnership in respect of its interest in the Partnership a cash distribution of $52,000 in 1996. No distributions have been made to the General Partner to date in 1997. The Partnership paid NPI-AP property management fees for property management services in the aggregate amounts of $1,010,000 for the year ended December 31, 1996 and $515,000 for the six-month period ended June 30, 1997. Insignia and its affiliates do not receive any fees from the Partnership for the asset management or partnership administration services they provide, although, pursuant to the Limited Partnership Agreement, the General Partner and its affiliates are entitled to be reimbursed by the Partnership for the expenses they incur in connection with providing those services. The Partnership reimbursed the General Partner and its affiliates for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership in the amounts of $182,000 for the year ended December 31, 1996 and $78,000 during the first six months of 1997. An affiliate of the General Partner received $206,000 in 1996 in connection with the refinancing of four of the Partnerships' properties. On January 19, 1996, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from the arrangement described in the three preceding sentences has been immaterial.

                  The Purchaser and the General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The General Partner has conflicts of interest in considering the Offer, including (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that as a consequence of the Purchaser's ownership of Units, the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners.

                  The Purchaser (which is an affiliate of the General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand to make such contributions. It is possible, however, that in connection with future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "bullet" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

                  If the Purchaser is successful in acquiring more than 24,150.5 Units pursuant to the Offer (or otherwise), IPT (which is an affiliate of the General Partner) will own in excess of 50% of the total Units outstanding and, accordingly, will be able to control the outcome of almost all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions not involving a "roll-up." Even if the Purchaser acquires a lesser number of Units pursuant to the Offer, however, because IPT already owns (through IPLP) approximately 20.8% of the outstanding Units, it will be able to significantly influence the outcome of almost all voting decisions with respect to the Partnership. This means that, other than with respect to "roll-up" transactions prior to January 1, 2000, (i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the General Partner) opposes and
(ii) IPT (which is an affiliate of the General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

                  Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including: removal of a general partner and in certain circumstances election of new or successor general partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Limited Partnership Agreement. However, under the Stipulation (as defined above) the General Partner may not initiate or support a "roll-up" transaction involving the Partnership prior to January 1, 2000 unless such "rollup" transaction is approved by Limited Partners holding at least a majority of the outstanding Units not held by persons affiliated with the General Partner. IPLP and the Purchaser (which are affiliates of the General Partner) will vote the Units owned by them in whatever manner they deem to be in the best interests of IPT which, because of their relationship with the General Partner, also may be in the interest of the General Partner, but may not be in the interest of other Limited Partners.

                  The Offer will not result in any change in the compensation payable to the General Partner or its affiliates. However, as a result of the Offer, the Purchaser (which is an affiliate of the General Partner) will participate, in its capacity as a Limited Partner, in any subsequent distributions to Limited Partners to the extent of the Units purchased pursuant to the Offer.

                  (b)(ii) To the best knowledge of the General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Unit holders should tender their Units in response to the Offer.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to Unit holders on its behalf concerning the Offer.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

                  (a) Except as described in Schedule I attached hereto, no transactions in the Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the General Partner, by any of its current or former executive officers, directors or affiliates.

                  (b) To the knowledge of the Partnership, neither the General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Units beneficially owned by them.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                  None.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  None.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Form of cover letter to Unit holders from the Partnership dated August 28, 1997.

                  (b)      None.

                  (c)      None.

                                  SCHEDULE I

                           TRANSACTIONS IN THE UNITS
                   EFFECTED BY IPLP WITHIN THE PAST 60 DAYS



                                 Number of            Price
           Date               Units Purchased       Per Unit
           ----               ---------------       --------


         7/08/97                     15             $244.00

         7/09/97                     10             $145.00

         7/22/97                     21             $235.00

         7/23/97                      1             $257.00

         8/12/97                     10             $215.00

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 1997
                      CENTURY PROPERTIES GROWTH FUND XXII

                         By:  FOX PARTNERS IV
                              Its General Partner

                         By:  FOX CAPITAL MANAGEMENT CORPORATION
                              Its General Partner

                         By:    /s/ William H. Jarrard, Jr.
                               --------------------------------------
                                    William H. Jarrard, Jr.
                                    President and Director

                                 EXHIBIT INDEX


Exhibit                                           Description
-------                                           -----------

(a) Form of cover letter to Unit holders from the Partnership dated August 28, 1997.

(b)                             None.
(c)                             None.